

Mail Stop 3561

May 4, 2010

Mr. Blake Nordstrom
President
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101

> **Re: Nordstrom, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2010**
> **Filed March 22, 2010**
> **File No. 001-15059**

Dear Mr. Nordstrom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 30, 2010

Item 6. Selected Financial Data, page 15

1. Footnote five states that sales per square foot is calculated using your weighted average square footage, rather than your total square footage, as disclosed in this

table. We calculated the sales per square foot using net sales of $8,258 million and the year-end square footage of 22,773,000 to be $363, which is lower than the sales per square foot disclosed using weighted average square footage of $368. Since you closed one store and opened 16 stores in 2009, it appears to us that the weighted average square footage would be lower than the year-end square footage. Accordingly, we would have expected sales per weighted average square foot to be lower and not higher than sales per year-end square foot. Please tell us and add disclosure in future filings to clarify how you calculate your sales per square foot.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Contractual Obligations, page 30

2.      We note your disclosure in Note 8 stating that most of your leases provide for the payment of certain operating expenses. Please describe these obligations to the extent they are material in a note accompanying your table in order to provide readers an understanding of the impact that common area charges, real estate taxes and other executory costs may have on future operating lease obligations. See the interpretive guidance in Section IV.A and footnote 46 of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Notes to Consolidated Financial Statements, page 40

Note 14. Segment Reporting, page 56

3.      Explain to us and disclose in future filings the segment(s) in which you classify online orders fulfilled at your full-line stores and orders placed on your Web site and picked up at your full-line stores, as described in Item 1 (page 4).

Exhibits

4.      We note that you filed a $650 million revolving credit facility agreement as Exhibit 10.1 to your Form 10-Q for the quarter ended August 1, 2009. This agreement does not appear to have been included in the Exhibits to your Form 10-K and does not appear to have been filed in its entirety. Specifically we note that Schedules 1.1(a), 1.1(b), 4.1 and 4.5 appear missing. Please file your revolving credit facility, including these schedules, in its entirety with your next periodic report. In addition, please update the Exhibits Index, as appropriate, in all future filings.

Form 8-K, filed May 26, 2009

5.      We note your Form 8-K announcing the issuance of $400 million in notes on a
        Form S-3ASR filed November 28, 2007, supplemented on May 20, 2009.  Your
        disclosure indicates the notes are issued under an indenture dated December 3,
        2007 with Wells Fargo Bank, N.A. acting as Trustee.  It is unclear whether you
        filed a supplemental indenture in connection with this offering.  Please advise.
        With respect to the foregoing, please consider Compliance Disclosure
        Interpretation 201.04 to the Trust Indenture Act for helpful guidance.

Prospectus Supplement, filed May 21, 2009

6.      We note the prospectus supplements pursuant to Rule 424(b)(5) dated May 21,
        2009 and April 22, 2010.  We are unable to locate Exhibit 5 legality opinions for
        the specific securities sold in these particular offerings, which refer to the shelf
        registration statement filed on Form S-3 on November 28, 2007.  Please file the
        opinions by post-effective amendment or incorporated from Form 8-K as
        appropriate, or advise.  Please consider Compliance and Disclosure Interpretation
        118.02 for 1933 Act Forms as guidance.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please furnish a cover letter that keys your
responses to our comments and provides any requested information or proposed
disclosure.  Detailed cover letters greatly facilitate our review.  Please understand that we
may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding

Mr. Blake Nordstrom
President
Nordstrom, Inc.
May 4, 2010
Page 4

        initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

        Sincerely,


        John Reynolds
        Assistant Director
        Office of Beverages, Apparel and
        Health Care Services